UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
FORM 12b-25	0-12507
CUSIP NUMBER
NOTIFICATION OF LATE FILING	042744102

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	March 31, 2023

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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PART I — REGISTRANT INFORMATION

ARROW FINANCIAL CORPORATION
Full name of registrant

Former Name, if Applicable

250 Glen Street,
Address of Principal Executive Offices (Street and Number)

Glens Falls, NY 12801
City, State and Zip Code
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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Arrow Financial Corporation, a New York corporation (the “Company”), will be unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2023 (the “First Quarter Form 10-Q”), within the time period prescribed without unreasonable effort or expense.

The Company previously filed a Form 12b-25 on March 16, 2023, as amended on March 31, 2023 (the “March Form 12b-25”), disclosing that the Company would be unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”), within the time period prescribed, as extended by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (“Rule 12b-25”), without unreasonable effort or expense because the Company continued to require additional time to complete management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2022 (the “Assessment”).

As the Company has yet to file the 2022 Form 10-K, the Company will be unable to timely file the First Quarter Form 10-Q. The Company is working diligently to complete the Assessment and file the 2022 Form 10-K and the First Quarter Form 10-Q as soon as practicable.

As disclosed in the March Form 12b-25, although management’s Assessment is not complete, management has identified and expects it will disclose deficiencies in the Company’s internal controls over financial reporting in the 2022 Form 10-K, including the following: (i) the failure to design and maintain an effective risk assessment process; (ii) the failure to design and maintain effective monitoring activities relating to (a) providing sufficient management oversight over the internal control evaluation process to support the internal control objectives, and (b) assessing and communicating the severity of identified deficiencies in a timely manner to those individuals responsible for taking corrective action; and (iii) the design and execution of controls with respect to the Company’s core system including post-migration from its legacy core system Bankway to its new operating system FIS Horizon in September 2022 such as with respect to the general ledger account reconciliation process. Once management has completed its Assessment, it may conclude that these or other deficiencies may be determined to be material weaknesses. As a result of the foregoing, KPMG LLP, the Company's independent registered accounting firm, has not yet completed its audit procedures with respect to the 2022 Form 10-K and review procedures with respect to the First Quarter Form 10-Q.

Notwithstanding the foregoing, the Company does not expect any material change to the financial results included in the 2022 Form 10-K compared to those included in the Company’s earnings press release furnished to the Securities and Exchange Commission under the Company’s Current Report on Form 8-K filed January 30, 2023 (“January Form 8-K”). Please refer to the January Form 8-K for a comparison of the results of operations for the fiscal year ended December 31, 2022 as compared to the fiscal year ended December 31, 2021. For the avoidance of doubt, the Company does not expect that the identified deficiencies will result in material misstatements or omissions in its previously reported financial statements or that the Company will have to restate its previously reported financial information.

Once the Company completes the Assessment and files the 2022 Form 10-K, the Company will promptly complete and file the First Quarter Form 10-Q as soon as practicable.

Forward-Looking Statements

The information contained in this Form 12b-25 may contain statements that are not historical in nature but rather are based on management’s beliefs, assumptions, expectations, estimates and projections about the future. These statements may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, involving a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast, explicitly or by implication. Factors that could cause or contribute to such differences include, but are not limited to, those included in our prior Securities and Exchange Commission (“SEC”) filings and the following: (i) the timing and results of the completion of the required procedures and documentation related to internal controls and the completion of audit procedures by our independent registered public accounting firm; (ii) the possibility that the Company and the Company’s independent registered public accounting firm may identify errors or control deficiencies with respect to the Company’s internal controls over financial reporting; (iii) the Company's ability to remediate any deficiencies or material weaknesses that may be identified; and (iv) the Company’s ability to file the 2022 Form 10-K, the First Quarter Form 10-Q and any future SEC reports on a timely basis. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This filing should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and other filings with the SEC.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Penko Ivanov	518	415-4512
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the period ended December 31, 2022

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____________________________________________________________________

Arrow Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:          May 11, 2023              By: /s/ Penko Ivanov
Penko Ivanov
Chief Financial Officer